Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

March 24, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel, Assistant Director
Ivette Leon, Assistant Chief Accountant
Kathryn Jacobson, Senior Staff Accountant

Re:	Dolby Laboratories, Inc.
Form 10-K for the Fiscal Year Ended September 26, 2008
Filed November 21, 2008
File No. 1-32431

Ladies and Gentlemen:

Dolby Laboratories, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 10, 2009, relating to our Form 10-K for the fiscal year ended September 26, 2008 (File No. 1-32431) filed with the Commission on November 21, 2008 (“2008 10-K”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended September 26, 2008

Goodwill, page 47

1.

Per your response to prior comment 1, you used market capitalization to test the reasonableness of your valuation under the income approach. Tell us if you continue to use market capitalization for the same purpose and how you bridge any discrepancy between your market capitalization and the fair values of your reporting units (if any). In this regard, we note a significant decline in your market capitalization. Additionally, please

Securities and Exchange Commission

March 24, 2009

provide us your proposed disclosures with respect to the critical quantitative factors that were used in the valuation of your reporting units and their sensitivity to change in the near term and disclose them in your subsequent Form 10-Q. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

a.	Using the dollars amounts or percentages, quantify by how much the fair value of each reporting unit exceeds its carrying value.

b.	Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1.	the discount rates for each reporting unit and how those discount rates were determined,

2.	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3.	your consideration of any market risk premiums.

c.	Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumption in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

d.	Further, disclose the recent changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

e.	In addition, if the fair value of any of your reporting units does not exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We advise the Staff that we continue to use market capitalization to test the reasonableness of the aggregate fair value of our reporting units determined under the income approach.

Securities and Exchange Commission

March 24, 2009

Our market capitalization at the end of our third quarter of fiscal 2008, the period of our annual impairment test, was approximately equal to the aggregate fair value of our reporting units determined under the income approach. Both values approximated $4.7 billion, representing an excess of approximately 350% over the aggregate carrying value of our reporting units.

Further, we advise the Staff that during our last annual goodwill impairment test, we had three reporting units – Via, Cinea, and Dolby Entertainment Technology. Our Via reporting unit pertains to the operations of a wholly owned subsidiary that administers joint licensing programs for Dolby and other patent holders and has no goodwill. Our Cinea reporting unit pertains to the operations of a content-protection and anti-piracy technology company that we acquired in our fourth quarter of fiscal 2003. We assigned the goodwill recognized on the acquisition to the Cinea reporting unit. Cinea was operated as a stand alone business with its own dedicated resources and facilities. Over recent quarters, we have undertaken steps to restructure the organization to streamline our worldwide operations and align resources based on function and targeted markets. In accordance with our new strategy, we ceased using Cinea’s facilities, terminated certain employees and integrated Cinea with our Dolby Entertainment Technology reporting unit in our first quarter of fiscal 2009. Accordingly, the goodwill that was assigned to the Cinea reporting unit was reassigned to the Dolby Entertainment Technology reporting unit. Immediately prior to the integration, we performed an interim impairment test on Cinea’s goodwill balance of $8.6 million, noting no impairment. As a result of the integration, we now have two reporting units – Via with no goodwill and Dolby Entertainment Technology with goodwill of $236.7 million at the end of our first quarter of fiscal 2009.

In light of the current economic environment and in response to the decline in our market capitalization, we have assessed whether this decline is representative of a triggering event under SFAS 142. Due to the low fair value of our Via reporting unit, which represents less than 5% of the total fair value of our reporting units, we have assumed that the reduction in our market capitalization is attributed primarily to a reduction in the fair value of our Dolby Entertainment Technology reporting unit. Accordingly, we have compared our market capitalization to the aggregate carrying value of our two reporting units in our first quarter of fiscal 2009 and noted that our market capitalization exceeded the carrying value of our reporting units by approximately 200%. In conjunction with our review of our most recent internal cash flow projections, we believe that the decline in market capitalization does not represent a triggering event that would require an interim impairment assessment.

Further to the discussion above and based on reading Release No. 33-8350, we advise the Staff that with respect to the critical quantitative factors that we use in the valuation of our reporting units and their sensitivity to change in the near term, we will include a disclosure substantially similar to the disclosure proposed in Appendix A, in our subsequent Form 10-Q for the second quarter of fiscal 2009. However, we believe that including a quantitative description of our internal growth rates and the period of assumed cash flows including our terminal value would require disclosure of confidential information that could cause us competitive harm. Therefore, we qualitatively describe our approach to deriving these assumptions.

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March 24, 2009

Product Sales, pages 49, 53

Product Sales Gross Margin, pages 50, 53

2.	Refer to your response to prior comment 2. Disclose how you currently account for your collaboration agreement with Walt Disney Pictures and Television under which you deployed digital cinema servers in selected theatres throughout the US and why you believe that your accounting is appropriate.

We advise the Staff that we entered into a collaboration agreement with Walt Disney Studios (“Disney”) in the third quarter of fiscal 2005 to deploy digital cinema systems in selected theatres throughout the U.S. in connection with the theatrical release of Chicken Little. Disney agreed to pay us an ongoing per screen fee for each movie title shown on this equipment in exchange for our deployment of this digital cinema equipment. Subsequent to the release of Chicken Little, Disney does not actively participate in the arrangement beyond remitting payment of the aforementioned per screen fees. These fees are the only cash flows of significance between the two parties related to the agreement. To date, Disney has paid us approximately $1.4 million under this arrangement which we currently have recorded as deferred revenue due to a clause in the agreement that requires our equipment to be compliant with the Digital Cinema Initiatives (“DCI”) specifications. Once we achieve compliance with these specifications by making certain software upgrades available, we will have satisfied our contractual obligations to Disney and we will recognize the deferred revenue. This treatment is appropriately aligned with the guidance set forth by paragraphs 37 and 38 of SOP 97-2 in that we will recognize the revenue from the arrangement when all elements have been delivered as we do not have vendor-specific objective evidence of the specified upgrade right set forth in the agreement.

Furthermore, in order to satisfy our deployment commitment with Disney, we entered into separate agreements with film exhibitors to provide these exhibitors with digital cinema equipment and to install this equipment at our expense in exchange for upfront fees from the exhibitors. The significant majority of these transactions were capital leases as, in accordance with paragraph 7 of SFAS 13, title to the equipment transfers to the exhibitors at the end of their respective lease terms. The revenues resulting from these upfront fees and an equal amount of costs were deferred due to the same requirement that our equipment be compliant with the DCI specifications. Additionally, expected costs in excess of revenue were recognized at the time of the respective lease inception as these costs were not recoverable. This resulted in the recognition of $1.3 million and $6.4 million in cost of product sales and $0.1 million and $0.8 million in cost of services in fiscal 2005 and 2006, respectively.

Segment and Geographic Information page 88

3.	We note your response to prior comment 4. Addressing how Consumer Licensing and Professional Products and Services are similar economically and in other respects, please provide us an analysis that supports your basis for aggregating them into a single reporting unit. Refer to paragraph 30 and footnote 20 of SFAS 142.

Securities and Exchange Commission

March 24, 2009

We advise the staff that prior to our reorganization, we had two operating segments, the Consumer division for licensing and the Professional division for products and services. Each division had a general manager that reported to the Company’s Chief Executive Officer who served as the chief operating decision maker (the “CODM”), as well as its own sales & marketing and engineering groups. Our CODM regularly reviewed the revenues and costs of sales generated by these divisions to assess their performance and to make decisions as to how to allocate resources to these divisions. Therefore, in accordance with SFAS 131, we had two reportable segments and provided this information in our disclosures through our third quarter of fiscal 2007.

In the fourth quarter of our fiscal 2007, we combined the Consumer Licensing and the Professional Products and Services operating segments into one segment under our new functional organizational structure. We no longer have separate segment managers, and distinct sales & marketing and engineering groups for these segments, rather the combined operating segment has one sales & marketing team and one engineering team. Based on discussions with our CODM, a significant reason for the reorganization was to break down barriers that existed under the historical divisional structure to more effectively leverage the interdependent technologies between the two divisions, and to better align our operations to achieve the overall goals of the entire organization. For example, by organizing the research and development group under one function serving the entire organization, we are now able to more effectively allocate our research and development team towards our highest organization-wide priorities. As a result of the reorganization, our CODM no longer bases his decisions on the individual performance and needs of each division, but rather on the collective performance and resource needs of the combined operating segment. Consequently, the Consumer Licensing and the Professional Products and Services operating segments are no longer separate operating segments under the guidance of paragraph 10 of SFAS 131. For the same reasons that they are no longer operating segments and given that we no longer have distinct segment management teams, they are also no longer reporting units under the guidance of paragraph 30 of SFAS 142. Therefore, we were not required to consider their economic similarities for aggregation under the guidance in paragraph 30 and footnote 20 of SFAS 142. The former Consumer Licensing and the Professional Products and Services operating segments now constitute one operating segment and one reporting unit — the Dolby Entertainment Technology segment.

* * * * *

Securities and Exchange Commission

March 24, 2009

Please direct your questions or comments regarding our responses to the undersigned at (415) 645–5202. In addition, we request that you provide a facsimile of any additional comments you may have to my attention at (415) 357–7521, as well as to Thomas C. DeFilipps and Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

DOLBY LABORATORIES, INC.

/s/ Kevin J. Yeaman
Kevin J. Yeaman
Chief Financial Officer

cc:	N. W. Jasper, Jr.
Mark S. Anderson, Esq.
Dolby Laboratories, Inc.

Thomas C. DeFilipps, Esq.
Mark B. Baudler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Conor Moore
KPMG LLP

Securities and Exchange Commission

March 24, 2009

Appendix A

We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). We evaluate and test our goodwill for impairment in accordance with the provisions of SFAS 142 at a reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). The goodwill impairment test is a two-step process. Initially, the carrying value of the net assets of a reporting unit, including goodwill, is compared to the fair value of the reporting unit. If the fair value of the reporting unit is determined to be less than the carrying value, a second step is performed to compute the amount of the impairment. We test goodwill for impairment annually during our third fiscal quarter and when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

During our last annual goodwill impairment test performed in the third quarter of fiscal 2008, we had three reporting units – Via, Cinea, and Dolby Entertainment Technology. Our Via reporting unit pertains to the operations of a wholly owned subsidiary that administers joint licensing programs for Dolby and other patent holders and has no goodwill. Our Cinea reporting unit pertains to the operations of a content-protection and anti-piracy technology company that we acquired in our fourth quarter of fiscal 2003. We assigned the goodwill recognized on the acquisition to the Cinea reporting unit. Cinea was operated as a stand alone business with its own dedicated resources and facilities. Over recent quarters, we have undertaken steps to restructure the organization to streamline our worldwide operations and align resources based on function and targeted markets. In accordance with our new strategy, we ceased using Cinea’s facilities, terminated certain employees and integrated Cinea with our Dolby Entertainment Technology reporting unit in our first quarter of fiscal 2009. Accordingly, the goodwill that was assigned to the Cinea reporting unit was reassigned to the Dolby Entertainment Technology reporting unit. As a result, we now have two reporting units – Via with no goodwill and Dolby Entertainment Technology with goodwill.

We use the income approach to determine the fair value of our reporting units based on the estimated future cash flows for the reporting units. The cash flow model is based on our best estimate of future revenues and operating costs. Future revenues are estimated over the period we expect to earn such cash flows, at growth rates consistent with our internal forecasts. The revenue and cost estimates are based on several sources including our historical information, third party industry data and internal reviews. The cash flow forecasts are adjusted by a discount rate of approximately 13%, based on our weighted-average cost of capital (WACC) derived through the capital asset pricing model. The primary components of this model include our considerations of the relative weighting of our total asset structure between our equity and debt, the risk-free rate of return given by the rate of return on US Treasury bonds, an average market risk premium based on a range of historical returns and forward looking estimates, and our beta. Our model utilizes an effective tax rate ranging from approximately 35% to 40% based on a review of the effective tax rates of comparable companies. Historically, our model has indicated a fair value significantly in excess of the carrying value of the net assets of our Dolby Entertainment Technology reporting unit.

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March 24, 2009

Once we determine the aggregate fair value of our reporting units under the income approach, we then compare it to our market capitalization to test the reasonableness of our valuation under the income approach. Our market capitalization at the end of our third quarter of fiscal 2008, the period of our annual impairment test, was approximately equal to the aggregate fair value of our reporting units determined under the income approach. Both values approximated $4.7 billion, representing an excess of approximately 350% over the aggregate carrying value of our reporting units.

Our market capitalization has declined since our annual impairment test performed in our third quarter of fiscal 2008. We are required to evaluate goodwill for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. In light of declines in our market capitalization, we have reviewed the comparison of our market capitalization to the aggregate carrying value of the net assets of our Dolby Entertainment Technology and Via reporting units during the interim quarters prior to our annual impairment test, which will be performed in the third quarter of fiscal 2009. Due to the low fair value of our Via reporting unit, we have assumed that the reduction in our market capitalization is primarily attributed to a reduction in the fair value of our Dolby Entertainment Technology reporting unit. Accordingly, we have compared our market capitalization to the aggregate carrying value of our two reporting units in our first quarter of fiscal 2009 and noted that our market capitalization continued to significantly exceed the carrying value of our reporting units. Therefore, in conjunction with our review of our most recent internal cash flow projections, we believe that the decline in market capitalization does not represent a triggering event that would require an interim impairment assessment.

In light of the current economic environment, we regularly assess our assumptions and methodologies for reasonableness. We have not changed our methodologies since our previous annual impairment test. However, as part of the assessment of our assumptions, we reduced our near-term outlook and we revised our revenue forecast in our first quarter of fiscal 2009. This near-term revision did not reduce our revenue forecasts to a level that would represent a triggering event requiring an interim impairment assessment. We will consider the current state of the debt and equity markets in determining the market risk premiums included within our WACC during our fiscal 2009 impairment test. If a further decline in our market capitalization and/or other events occur or circumstances change that would more likely than not reduce the fair value of our Dolby Entertainment Technology reporting unit below its carrying value, we will perform an interim impairment assessment. If such an assessment is required, an impairment of goodwill may be recognized. A non-cash goodwill impairment charge would have the effect of decreasing our earnings in the period in which the impairment is recognized.